

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Pierre Turgeon
Chief Executive Officer
Kurrant Mobile Catering, Inc.
1996 Boulevard Saint-Joseph East
Montreal, Quebec, Canada H2HIE3

  Re: **Kurrant Mobile Catering, Inc.**
    Form 10-K for the year ended November 30, 2009
    Filed February 1, 2010
    File No. 0-53011

Dear Mr. Turgeon:

  We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. Pierre Turgeon
Kurrant Mobile Catering, Inc.
September 29, 2010
Page 2

Form 8-K filed June 3, 2010

1. We note the disclosures included in the Form 8-K filed on 6/3/2010 regarding the reverse
    acquisition that occurred on May 20, 2010. Note that an Item 2.01, 5.01, 5.06 and 9.01 Form
    8-K is due no later than 4 business days after the consummation of the reverse acquisition.
    Furthermore, we note that the appropriate financial statements were not filed as part of the
    Form 8-K filed on June 3, 2010 and have not yet been filed as of the date of this letter.
    Please file an amended Form 8-K as soon as possible to provide the required information.
    Furthermore, supplementally advise us and disclose in the amended Form 8-K the fiscal year
    end that was or will be adopted by the successor company.

2. Furthermore, we note that no disclosure has been made regarding whether a change in
    accountants has occurred in connection with the reverse acquisition transaction. If there was
    a change in accountants, an Item 4.01 Form 8-K should be filed within four business days of
    the change in accountants. Note that if a decision was not made as to which accountant will
    continue as the successor auditor as of the date of filing the Item 2.01 Form 8-K, an Item 4.01
    Form 8-K must be filed within four business days of the date the decision is made.
    Supplementally advise us whether there was a change in accountants, and if so, please file an
    Item 4.01 Form 8-K as soon as possible reporting the change. This Form 8-K shall include
    all of the information required by Item 304 of Regulation S-K, and a letter from the
    former accountants indicating whether they agree with your disclosures in the Form 8-K.

3. Given that the interim financial statements for the period ended May 31, 2010 were required
    to be reviewed by an independent accountant prior to them being filed, supplementally advise
    us as to which independent accountant performed this review.

Quarterly Reports on Form 10-Q for the Quarters ended February 28, 2010 and May 31, 2010
Item 4. Controls and Procedures

4. We note from the disclosure included in Item 4. of the Company's Quarterly Report on
    Form 10-Q for the quarter ended February 28, 2010, that based on management's
    assessment of internal control over financial reporting as of the quarter ended February
    28, 2010, the Company's internal control over financial reporting was not effective . We
    also note from the Company's Annual Report on Form 10-K for the fiscal year ended
    November 30, 2009, that as of November 30, 2009 management concluded that the
    disclosure controls and procedures were effective. However, we note from the disclosure
    in Item 4 of the February 28, 2010 Form 10-Q, that there were no changes in the
    Company's internal control over financial reporting that occurred during the quarter
    ended February 28, 2010 that have materially affected the Company's internal control
    over financial reporting. Given that there were no material changes in internal control
    over financial reporting during the quarter ended February 28, 2010, please explain what
    changes in facts or circumstances have resulted in management concluding that internal
    controls over financial reporting were effective November 30, 2009 but a were not
    effective at February 28, 2010.

5. We also note from Item 4 of the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2010 that based on management's assessment at the end of this quarter, management now believes that internal control over financial reporting is <u>effective</u>. Given that the disclosure on page 17 indicates that there were no material changes in internal control over financial reporting during the quarter ended May 31, 2010, please explain what changes in facts or circumstances have resulted in management concluding that internal controls over financial reporting are effective at May 31, 2010 when they were not effective at February 28, 2010. If applicable, please amend your filings to provide correct and consistent disclosures pursuant to Item 308 of Regulation S-K.

<u>Form 10-Q for the period ended May 31, 2010</u>

<u>Consolidated Statements of Cash Flows, page 5</u>

6. We note that short term debt increased to $50,910 from February 28, 2010 through May 31, 2010. Supplementally advise us of where the increase in short-term debt of $50,910 has been reflected in the Consolidated Statements of Cash Flows. If this debt has not been reflected as a financing cash flow in the statement of cash flows, please explain why. We may have further comment upon reviewing your response.

<u>Note 1. Nature of Operations</u>

7. We note from the disclosure included in Note 1 that in connection with the Share Exchange Agreement with Pierre Turgeon, the Company acquired 50% of the total issued and outstanding TPI shares in exchange for the issuance of 90,000,000 shares of common stock of Kurrant Mobile representing approximately 98.5% of the total issued and outstanding shares of the Company. We also note from the disclosure on page 7 in Note 3 that the consolidated financial statements of the Company include the 50% of its owned subsidiary company. As the usual condition for consolidation is the control either directly or indirectly of more than 50% of an entity's outstanding voting shares, please explain why you believe it is appropriate to reflect TPI and its operations in the Company's consolidated financial statements. Refer to the guidance outlined in ASC 810-10-15-8. We may have further comment upon receipt of your response.

<u>Note 11-Short-Term Debt, page 9</u>

8. We note your disclosure in your Subsequent Events note regarding the fact that on June 1, 2010, the Company received certain conversion notices related to its convertible debt. The company authorized the settlement of $27,650 of the convertible debt by issuing an aggregate of 27,650,000 shares of its common stock. Please expand Note 11, to describe the significant term of any convertible debt and the related features, as well as your accounting treatment for it. We may have further comment upon reviewing your response.

Note 12-Subsequent Events, page 10

9. We note your disclosure in your Subsequent Events footnote indicating that in June of 2010, Kurrant Mobile entered into several consultant agreements pursuant to which shares of its restricted common stock were issued. Based on our review of the related Form 8-Ks announcing these agreements, the per share prices of $0.21 disclosed in Note 12 are not consistent with the per share values of $.001 appearing in Form 8-Ks previously filed or with the per share values for the shares discussed on page 18 of the Form 10-Q. For each of the transactions in which the restricted shares are being issued, please tell us and revise your disclosure in Note 12 to explain how you valued the restricted shares on the date of grant.

10. As part of your revised disclosures, please describe the nature of these consulting services to be received under each agreement, similar to your disclosures on page 13 and describe your planned accounting treatment for the restricted shares to be issued, including when any related expense will be recognized in the Company's financial statements. Also, to the extent there are milestones to be achieved under the related contracts, the respective expense should be recognized pro rata and consistent with the achievement of the milestones, as applicable. We may have further comment upon reviewing your response.

Results of Operations, page 14

11. Under Results of Operations, you merely state the components of revenues and expenses. In future filings, please discuss the reasons for fluctuations from period to period. Specifically, provide a discussion of changes in each material line item in the consolidated statement of operations with a detailed analysis of each significant factor (quantified as practicable) that contributed to the overall changes in the specific line item.

Other

12. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Jacques Arsenault
(866) 258-7772